UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant to 13d-1(a) and Amendments Thereto Filed Pursuant to 13d-2(a)


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                            SHILOH INDUSTRIES, INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  824543 10 2
                                (CUSIP Number)
                            David J. Hessler, Esq.
                     Wegman, Hessler, Vanderburg & O'Toole
                           6100 Rockside Woods Blvd.
                             Cleveland, Ohio 44131
                                 216-642-3342
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 9, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
                                      240.13d-1(g), check the following box   .

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              PAGE 1 of 12 PAGES

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                                 SCHEDULE 13D


CUSIP No.     824543 10 2                   Page  2 of 11 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MTD Products Inc.
     I.R.S. Identification No. 34-0658691

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                      (b)


 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

         00
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          5,583,335
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
    BY            20,000
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          5,583,335
   WITH      10   SHARED DISPOSITIVE POWER

                  1,124,400

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,707,735
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        x

     (See Item 5)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3

14   TYPE OF REPORTING PERSON*

     CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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                 This Amendment No. 2 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on March 31, 1998, as amended, by MTD Products Inc. ("MTD") and James C. Fanello, Dominick C. Fanello, Kathleen M. Fanello and Rose M. Fanello relating to the common stock, par value $.01 per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company").

Item 2.  Identity and Background.

                 Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                 (a) - (f) This Schedule 13D is being filed by MTD. The principal executive offices of MTD are located at 5965 Grafton Road, Valley City, Ohio 44280. MTD is a privately held Ohio corporation engaged in the manufacturing of outdoor power equipment and tools, dies and stampings for the automotive industry.

                 Pursuant to General Instruction "C" for Schedule 13D, set forth below is the name and principal business or occupation of each executive officer or director of MTD. Each such executive officer or director is a citizen of the United States of America and has a business address of 5965 Grafton Road, Valley City, Ohio 44280.

                                        Principal Business
Name                                    or Occupation

Curtis E. Moll                          Chairman of the Board, President
                                        and Chief Executive Officer

Gordon Manning                          Executive Vice President and
                                        President - Mechanical Systems
                                        Group

Gunter Plamper                          Vice President - Product Safety
                                        and Development

Regis A. Dauk                           Vice President - Human Resources

John Milks                              Vice President - Plant and
                                        Facilities

Ronald C. Houser                        Chief Financial Officer

James M. Milinski                       Treasurer

Michael J. Cullen                       Assistant Treasurer

Nicholas J. Cashier                     Vice President - Materials
                                        Management
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David J. Hessler                        Secretary and Special Counsel

Emil Jochum                             Co-Founder and Director

Dieter Kaesgen                          Executive Vice President and
                                        President - Consumer Products
                                        Group

Darrell T. Moll                         Director

David E. Colburn                        Executive Vice President and
                                        President - MTD Automotive

Lucy E. Lavery                          Executive Vice President and
                                        President - Affiliates and Joint
                                        Ventures

John A. Rainone                         Executive Vice President -
                                        Service

Theodore S. Moll                        Executive Vice President -
                                        Manufacturing

Harmut Kaesgen                          Executive Vice President -
                                        Product Development and
                                        Engineering

William Docherty, Jr.                   Executive Vice President - Sales
                                        and Marketing

John G. Breen                           Director

James S. Reid, Jr.                      Director

                 As of April 9, 1999, MTD may have been deemed to be controlled by certain descendants of Theo Moll (the "MTD Controlling Shareholders") and trusts and a private foundation established for their benefit. The MTD Controlling Shareholders are Curtis E. Moll, Chairman of the Board, President and Chief Executive Officer of MTD, Darrell T. Moll, Director of MTD, Theodore S. Moll, Executive Vice President -- Manufacturing -- of MTD and Carol M. Manning. Each of the MTD Controlling Shareholders is a citizen of the United States of America and has an address of 5965 Grafton Road, Valley City, Ohio 44280.

                 During the last five years, neither MTD nor, to the best of MTD's knowledge, any of MTD's executive officers, directors or the MTD Controlling Shareholders, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
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Item 3.  Source and Amount of Funds or Other Consideration

                 As more fully described in Item 4 hereof, MTD has entered into an agreement with James C. Fanello and Dominick C. Fanello for MTD or a wholly owned subsidiary of MTD to purchase 1,000,000 shares of Common Stock for total consideration of $14.5 million. MTD plans to use funds it has available in its cash accounts to acquire such shares of Common Stock.

Item 4.  Purpose of Transaction

                 Item 4 of the Schedule 13D is hereby amended and supplemented as follows.

                 On April 9, 1999, MTD entered into an agreement (the "Purchase Agreement") with James C. Fanello and Dominick C. Fanello, pursuant to which MTD or a wholly owned subsidiary of MTD will purchase an aggregate of 1,000,000 shares owned by such individuals for $14.50 per share. A copy of the Purchase Agreement is hereby incorporated by reference to Exhibit 1 to this Schedule 13D.

                 Although MTD does not have any current intention of purchasing additional shares of Common Stock from the Individual Reporting Persons or pursuing a "going private recapitalization" transaction, it reserves the right to change its plans. Depending on various factors, including the Company's business affairs, prospects, financial position current and anticipated future price levels of the Common Stock, conditions in the securities markets, general economic and industry conditions, as well as other opportunities available to it, MTD may purchase additional shares of Common Stock, sell some or all of its holdings in the open market or in privately negotiated transactions to one or more purchasers or take such other actions with respect to its investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such other actions may include, without limitation, a partial recapitalization of the Company.

                 Other than as described above, MTD does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although MTD reserves the right to develop such plans).

ITEM 5.  Interest in Securities of the Issuer.

                 Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                 (a)-(b) MTD had, as of April 9, 1999, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:
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

                 As of April 9, 1999, MTD beneficially owned 6,707,735 shares of Common Stock, constituting 51.3% of the outstanding Common
Stock, with the sole power to vote and to dispose of 5,583,335 of such shares, the shared power to vote and to dispose of 20,000 shares held by the Jochum Moll Foundation, a charitable organization, and, as a result of the shared dispositive power held by certain MTD executive officers comprising the investment committee of the MTD Products Inc. Master Employee Benefit Trust, a trust fund established and sponsored by MTD (the "Fund"), the shared power to dispose of 1,104,400 shares beneficially owned by the Fund. Previously, the Schedule 13D inappropriately reported that MTD has sole voting and dispositive power over 104,400 of the shares of Common Stock beneficially owned by the Fund. The 1,104,400 shares beneficially owned by the Fund also will be reported separately by the Fund in statements on
Schedule 13D or 13G to the extent required by the Exchange Act.

                 As of April 9, 1999, Curtis E. Moll, the Chairman of the Board and the Chief Executive Officer of MTD, owned 3,500 shares of Common Stock and held 1,500 shares as custodian for a minor child, Dieter Kaesgen, Executive Vice President and President of the Consumer Products Group of MTD, owned 7,000 shares of Common Stock, John Milks, Vice President -- Plant and Facilities of MTD, owned 300 shares, David J. Hessler, Secretary and Special Counsel of MTD, owned 9,000 shares, Ronald C. Houser, Chief Financial Officer of MTD, owned 2,000 shares, John A. Rainone, Executive Vice President -- Service of MTD, owned 700 shares, Theodore S. Moll, Executive Vice President -- Manufacturing of MTD, owned 3,000 shares in trust and held 300 shares as custodian for a minor child, Harmut Kaesgen, Executive Vice President -- Product Development and Engineering of MTD, owned 3,500 shares and William Docherty, Jr., Executive Vice President, Sales and Marketing of MTD, owned 800 shares. MTD disclaims beneficial ownership of shares held by its executive officers and directors.

                 Certain of the executive officers and directors of MTD share the power to vote and dispose of shares of Common Stock beneficially owned by MTD. As a result, certain of the executive officers and directors of MTD may be deemed to beneficially own the shares of Common Stock that MTD may be deemed to beneficially own. MTD anticipates that certain of its executive officers and directors may acquire shares of Common Stock for their individual accounts in open market transactions at prevailing prices, subject to any applicable legal or other restrictions on their ability to do so. Except as set forth in Item 6, there are no agreements, understandings or arrangements between MTD and any of its executive officers, directors or the MTD Controlling Shareholders with respect to the Common Stock, and there can be no assurance that any acquisitions by such executive officers or directors will take place.

                 Percentages set forth on the cover pages hereof and in this
Item 5 are based on the 13,080,563 shares of Common Stock outstanding as of March 12, 1999.

                 (c) As more fully described in Item 4 hereof, on April 9, 1999, James C. Fanello and Dominick C. Fanello agreed to sell to MTD and MTD agreed to purchase from James C. Fanello and Dominick C. Fanello an aggregate of 1,000,000 shares of Common Stock for $14.50 per share.

                 (d) No person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by MTD.

                 (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                 The Company, MTD and certain other signatories have entered into a stockholders agreement dated as of June 22, 1993, as amended as of March 11, 1994 (the "Stockholders Agreement"). The Stockholders Agreement provides that the signatories thereto will each vote their shares of Common Stock in favor of the election of certain directors of the Company. The Stockholders Agreement also provides for rights of first refusal with respect to transfers of Common Stock by the signatories thereto and certain of their respective successors and assigns. Pursuant to waiver letters dated April 9, 1999, copies of which are hereby incorporated by reference to Exhibit 2 to this Schedule 13D, Mr. Robert L. Grissinger and Mr. Robert E. Sutter have waived their rights of first refusal with respect to any transfer of the Common Stock to MTD (or an entity designated by MTD).

                 Except as described in Items 3 and 4 hereof and in this Item 6, and other than the Company's internal policies requiring that all trading in securities by the Company's employees and agents comply with federal and state securities laws and other applicable legal and contractual restrictions, to the best of MTD's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons identified in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.  Material to be Filed as Exhibits.

1. -- Purchase Agreement, dated April 9, 1999, between MTD and James C. Fanello and Dominick C. Fanello.

2. -- Waiver Letters, dated April 9, 1999, from Robert L. Grissinger and Robert E. Sutter to MTD and James C. Fanello, Dominick C. Fanello, Kathleen M. Fanello and Rose M. Fanello.

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                                   SIGNATURE


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 12, 1999

MTD Products Inc.


By:    /s/ Ronald C. Houser
      ----------------------------
       Name: Ronald C. Houser
       Title: Chief Financial Officer
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                                   EXHIBIT 1


April 9, 1999


Mr. Dominick C. Fanello
Mr. James C. Fanello
c/o Shiloh Industries, Inc.
402 Ninth Avenue
P.O. Box 2037
Mansfield, OH  44905-0037

          Re:  Acquisition 1,000,000 Shares of Shiloh Industries, Inc.

Dear Messrs. Fanello:

   This letter will confirm our agreement that the MTD Products Inc and/or one of its wholly owned subsidiaries (collectively "MTD") has agreed in principal to purchase 1,000,000 Common Shares of Shiloh Industries, Inc., which are owned by you and/or trusts established on your behalf. We have agreed in principal that the purchase price will be $14.50 per share or a total of $14,500,000. Upon the successful completion of due diligence and the execution of a formal written stock purchase agreement, this amount will be paid to you by wire transfer, less agreed upon expenses. Please acknowledge your agreement by signng and returning to me the enclosed copy of this letter.

                                         MTD Products Inc.


                                         By: /s/ Ronald C. Houser
                                         -------------------------------
                                         Ronald C. Houser, Chief Financial
                                         Officer

ACKNOWLEDGED & AGREED TO:


 /s/  Dominick C. Fanello
-------------------------
Dominick C. Fanello


 /s/  James C. Fanello
-------------------------
James C. Fanello
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                                   EXHIBIT 2


                                 April 9, 1999


Mr. Dominick C. Fanello
Ms. Rose M. Fanello
2521 Hanley Road
Lucas, Ohio 44843

Mr. James C. Fanello
Ms. Kathleen M. Fanello
2577 East Hanley Road
Lucas, Ohio 44843

MTD Products Inc.
5965 Grafton Road
Valley City, Ohio 44280

Ladies and Gentlemen:

       Reference is made to the Stockholders Agreement, dated as of June 22, 1993, by and among Shiloh Industries, Inc. ("Shiloh"), MTD Products Inc. ("MTD") and the Original Shiloh Stockholders (as defined therein), as amended as of March 11, 1994 (the "Stockholders Agreement"). Pursuant to Section 4.1 of the Stockholders Agreement, I hereby waive the benefits of the rights of first refusal set forth in Section 3.2 thereof with respect to any Transfer (as defined in the Stockholders Agreement) of Shiloh common stock by members of the Shiloh Group (as defined therein) to MTD (or any entity designated by MTD).

                                         Very truly yours,



                                           /s/ Robert L. Grissinger
                                         -------------------------------
                                          Robert L. Grissinger
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                                 April 9, 1999


Mr. Dominick C. Fanello
Ms. Rose M. Fanello
2521 Hanley Road
Lucas, Ohio 44843

Mr. James C. Fanello
Ms. Kathleen M. Fanello
2577 East Hanley Road
Lucas, Ohio 44843

MTD Products Inc.
5965 Grafton Road
Valley City, Ohio 44280

Ladies and Gentlemen:

       Reference is made to the Stockholders Agreement, dated as of June 22, 1993, by and among Shiloh Industries, Inc. ("Shiloh"), MTD Products Inc. ("MTD") and the Original Shiloh Stockholders (as defined therein), as amended as of March 11, 1994 (the "Stockholders Agreement"). Pursuant to Section 4.1 of the Stockholders Agreement, I hereby waive the benefits of the rights of first refusal set forth in Section 3.2 thereof with respect to any Transfer (as defined in the Stockholders Agreement) of Shiloh common stock by members of the Shiloh Group (as defined therein) to MTD (or any entity designated by MTD).

                                         Very truly yours,



                                          /s/ Robert E. Sutter
                                         -------------------------------
                                         Robert E. Sutter